UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

TOMI Environmental Solutions, Inc.
(Exact name of registrant as specified in its charter)

Florida	59-1947988
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

9454 Wilshire Boulevard, Penthouse Beverly Hills, California	90212
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0. 01 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement file number to which this form relates: 333-162356.

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

TOMI Environmental Solutions, Inc. (the “Company”) is currently authorized to issue 250,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), 1,000,000 shares of convertible $0.01 preferred A stock, par value $0.01 per share (the “Series A Preferred Stock”), and 4,000 shares of Series B preferred stock, with a stated value of $1000 per share (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”).

On September 10, 2020, the Company completed a 1-for-8 reverse split of the Company’s outstanding shares of the Common Stock and the Series A Preferred Stock. The reverse stock split had no effect on the applicable par values per share of the Common Stock or the Series A Preferred Stock. As of September 25, 2020, after giving effect to the completion of the reverse stock split, there were 16,748,513 shares of Common Stock outstanding, held by approximately 247 shareholders of record, although the Company believes there to be a significantly larger number of beneficial owners of Common Stock, 63,750 shares of Series A Preferred Stock held by one shareholder, and no shares of the Series B Preferred Stock outstanding.

Common Stock

The holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of the Company’s shareholders. The Company has not provided for cumulative voting for the election of directors in the Company’s amended and restated articles of incorporation or amended bylaws. The holders of the Common Stock are entitled to receive ratably the dividends out of funds legally available if the Company’s board of directors (the “Board”), in its discretion, determines to issue dividends and then only at the times and in the amounts that the Board may determine. The Common Stock is not entitled to redemption rights, preemptive rights, conversion rights, and it is not subject to any sinking fund provisions. The outstanding shares of Common Stock are fully paid and non-assessable. The outstanding shares of Common Stock are not liable to further call or to assessment by the Company. If the Company becomes subject to a liquidation event, dissolution or winding-up, the assets legally available for distribution to the Company’s shareholders would be distributable ratably among the holders of the Common Stock and any participating Preferred Stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock. The rights, powers, preferences and privileges of holders of Common Stock are subordinate to, and may be adversely affected by, the rights of the holders of shares of the Preferred Stock and any series of preferred stock which may be designated and issued in the future. No shareholders hold any registration rights.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company. The transfer agent’s address is 1 State Street, 30th Floor, New York, New York 10004-1561 and its telephone number is (212) 509-4000.

Dividend Policy

The Board has never declared or paid any cash dividends on the Common Stock, and the Board does not currently intend to pay any cash dividends on the Common Stock for the foreseeable future. The Boards expects to retain future earnings, if any, to fund the development and growth of the Company’s business. Any future determination to pay dividends will be at the discretion of the Board and will depend upon, among other factors, the Company’s financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that the Board may deem relevant.

Anti-Takeover Provisions of the Company’s Organizing Documents

The Company’s amended and restated articles of incorporation and its amended bylaws include a number of provisions that could deter takeovers or delay or prevent changes in control of the Company, as well as changes in its Board or management team, including the following:

Authorized but Unissued Shares. The authorized but unissued shares of the Common Stock and Preferred Stock will be available for future issuance without shareholder approval, subject to applicable law and the rules of The Nasdaq Stock Market LLC. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued shares of Common Stock or Preferred Stock may enable the Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Board Size; Director Appointment and Removal of Directors. The exact number of directors of the Board will be fixed from time to time only by a resolution adopted by a majority of the total number of authorized directors. Further, vacancies on the Board may be filled by the affirmative vote of a majority of the remaining directors. Accordingly, shareholders may not be able to initially fill a particular vacancy with their preferred nominee; however the Company’s amended bylaws provide that directors may be removed with or without cause by the shareholders pursuant to Section 607.0808 of Florida’s Business Corporation Act (“FBCA”), providing shareholders a right to remove directors as they desire.

No Cumulative Voting. The Company’s shareholders do not have the right to cumulate votes in the election of directors of the Board, therefore allowing the holders of a majority of the shares of Common Stock entitled to vote in any election of directors of the Board to elect all of the directors standing for election, if they should so choose.

Shareholder Action; Special Meeting of Shareholders. Special meetings of the Company’s shareholders may be called only by a majority of the Company’s Board, thus prohibiting a shareholder from calling a special meeting. These provisions might delay the ability of the Company’s shareholders to force consideration of a proposal or for shareholders controlling a majority of the Company’s capital stock to take any action, including the removal of directors.

Each of the foregoing provisions will make it more difficult for the Company’s existing shareholders to replace the Board as well as for another party to obtain control of the Company by replacing the Board. Since the Board has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management. In addition, the authorization of undesignated Preferred Stock makes it possible for the Board to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change the control of the Company.

Anti-Takeover Provisions under Florida Law

The Company is governed by two provisions of the FBCA that may deter or frustrate takeovers of Florida corporations.

The Florida Control Share Act (FBCA § 607.0902) generally provides that shares acquired in excess of certain specified thresholds, without first obtaining the approval of the Board, will not possess any voting rights unless such voting rights are approved by a majority of the Company’s disinterested shareholders.

The Florida Affiliated Transactions Act (FBCA § 607.0901) requires that, subject to certain exceptions, any affiliated transaction with a shareholder that owns more than 15% of the voting shares of the corporation, referred to as an “interested shareholder,” receive the approval of either the corporation’s disinterested directors or a supermajority vote of disinterested shareholders, or, absent either such approval, that a statutory “fair price” be paid to the shareholders in the transaction. The shareholder vote requirement is in addition to any shareholder vote required under any other section of the FBCA or the Company’s amended and restated articles of incorporation.

Limitation of Liability and Indemnification

Florida law also authorizes the Company to indemnify directors, officers, employees and agents under certain circumstances and to limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct. The Company’s amended bylaws do not provide for the indemnification of the Company’s current and former directors and officers, thus the only right of indemnification that the Company’s current and former directors and officers have is a right of indemnification should such director or officer succeed against a claim brought against them because they were a director or officer of the Company as set out under FBCA § 607.0852. The Company has obtained a directors’ and officers’ liability insurance policy covering its current and former directors and officers.

Item 2. Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Company are registered on The Nasdaq Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TOMI ENVIRONMENTAL SOLUTIONS, INC.

Date: September 29, 2020	By:	/s/ Halden S. Shane
Name: Halden S. Shane
Title: Chief Executive Officer

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